COMMUNITY FIRST BANCORP, INC.



Via EDGAR and Facsimile

July 31, 2006


Chris Harley
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4561

         Re:      Community First Bancorp, Inc.
                  Form 10-KSB for the Fiscal Year Ended
                  December 31, 2005
                  File No. 000-50322

Dear Ms. Harley:

The purpose of this letter is to respond to your letter of July 17, 2006 regarding Community First Bancorp, Inc.'s Form 10-KSB for the fiscal year ended December 31, 2005 and Form 10-QSB for the quarter ended March 31, 2006, file number 000-50322. For ease of reference, each of the Staff's comments is reproduced below followed by our response.

Form 10-KSB for the Fiscal Year Ended December 31, 2005
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Item 6.  Management's Discussion and Analysis or Plan of Operation, page 21
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Comparison  of Results of Operations  for the Years Ended  December 31, 2005 and
--------------------------------------------------------------------------------
2004, NonInterest Expenses, page 27
-----------------------------------

1. We have reviewed your response to comment 1 of our letter dated June 16, 2006. Please provide your materiality assessment of loan commitment fees and costs prior to your adoption of SFAS No. 91 in 2005, considering the guidance in Staff Accounting Bulletin (SAB) No. 99.

For the fiscal year ended December 31, 2004, we recorded $125,853 in loan origination fees, and estimated that we had $100,384 in associated costs (primarily loan officer salaries) with these originations. The net effect was $25,469, or 2.47% of the 2004 recorded net loss. The cumulative effect of the FASB 91 adjustments for the fiscal year ended 2004 was estimated to be $88,977, which if recorded would have resulted in a 0.14% decrease of total assets and 2.81% decrease of total equity at December 31, 2004. At that time, based on our assessment of this calculation, and review of the SFAS 91 and SAB 99, we determined the current and cumulative effect to be immaterial to the financial statements of the Company taken as a whole. This assessment was based in part on the dollar amount of the estimate above, our historic and future budgeted loan origination activity and our interpretation of SAB 99 and the qualitative factors to be considered when assessing materiality.

Form 10-QSB for the quarterly period ended March 31, 2006
---------------------------------------------------------

Item 3.  Controls and Procedures page 19
----------------------------------------

2. Please revise to include unqualified conclusions of your CEO and CFO regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report. Refer to question 5 of the Division of Corporation Finance FAQ (revised October 6, 2004) on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

We will amend Item 3 of our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006 to include the unqualified opinion of our CEO and CFO regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report.

                                    * * * * *

Thank you for your comments and assistance in improving our disclosure and reporting. Please do not hesitate to call if you have any other questions or require additional information.

Sincerely,

/s/ Michael D. Wortham

Michael D. Wortham
Vice President